DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit forms a part, the only class of securities of Laboratory Corporation of America Holdings (“we” and “our”) registered under Section 12 of the Securities Exchange Act of 1934, as amended is our common stock, $0.10 par value per share.

DESCRIPTION OF COMMON STOCK

The following description of our common stock summarizes certain material terms and provisions of our certificate of incorporation, by-laws, and the Delaware General Corporation Law (“DGCL”). For the complete terms of our common stock, please refer to our certificate of incorporation and by-laws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and to the applicable provisions of the DGCL.

Authorized Common Stock

We have authority to issue 265 million shares of Common Stock, par value $0.10 per share.

Rights of Common Stock

Voting Rights; Liquidation; Dividends. Holders of our common stock are entitled:

•to one vote per share upon any matter, including, without limitation, the election of directors, on which stockholders are entitled to vote;
•upon our liquidation, dissolution or winding up, whether voluntary or involuntary, to participate in the distribution of any assets remaining after the payment of all debts and liabilities, subject to any preferential rights of holders of any outstanding shares of preferred stock; and
•to receive dividends, which may be cumulative or non-cumulative, as may be lawfully declared from time to time by our board of directors.

Other Rights and Restrictions. The holders of our common stock do not have any preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other of our securities or to have their shares of common stock redeemed by us. Our common stock is not subject to redemption by us. Our certificate of incorporation and by-laws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. Our by-laws provide that holders of our common stock may act by written consent on any matters that could otherwise be brought at annual or special meetings.

Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 30 million shares of preferred stock, par value $0.10 per share, in one or more classes or series and to fix the number of shares, designations, relative rights (including voting, conversion, redemption, and dividend rights), terms of redemption, preferences, and limitations of such series to the full extent now or hereafter permitted by the DGCL.

Anti-Takeover Effects of Our Certificate of Incorporation and By-Law Provisions

Undesignated Preferred Stock. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Special Stockholder Meetings. Our by-laws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of our board of directors or by stockholders owning at least 10% of our outstanding common stock, subject to the requirements and procedures as set forth in our by-laws.

Stockholder Advance Notice Procedure. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the DGCL
(“Section 203”), which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•any merger or consolidation of the corporation with the interested stockholder;
•any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt that we do not approve, even if a change in control would be beneficial to the interests of our stockholders.